FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”) 100 – 8900 Glenlyon Parkway Burnaby, B.C.
Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

February 5, 2007

3.	PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR, Edgar and the Company’s website, and disseminated to shareholders on February 5, 2007.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation today announced the appointment of Duane A. Morris to the role of Chief Operating Officer. Mr. Morris will be responsible for the operational and strategic leadership of the research, development and manufacturing functions of the Company. He replaces Brian Richards, a co-founder of Response Biomedical, who will remain a member of the Board of Directors. As part of a succession plan, Bill Radvak, President and Chief Executive Officer, also announced his intention to step down following the conclusion of an executive search for a replacement, which is now underway.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation today announced the appointment of Duane A. Morris to the role of Chief Operating Officer. Mr. Morris will be responsible for the operational and strategic leadership of the research, development and manufacturing functions of the Company. He replaces Brian Richards, a co- founder of Response Biomedical, who will remain a member of the Board of Directors. As part of a succession plan, Bill Radvak, President and Chief Executive Officer, also announced his intention to step down following the conclusion of an executive search for a replacement, which is now underway. The Company believes the appointment of the new Chief Executive Officer may take some months, and Mr. Radvak will stay through the appointment as well as a transition period to ensure an orderly progression.

Mr. Morris joins Response Biomedical from GlaxoSmithKline (GSK), where he was Vice President and General Manager of GSK’s Bothell, Washington, Biodefense facility. Prior to that, Mr. Morris was Vice President of Operations at ID Biomedical, responsible for all North American Operations. Before joining ID Biomedical, Mr. Morris was Vice President of Operations for Cypress Bioscience. He has also held a variety of senior positions at Syntex Laboratories, and became Director of Manufacturing for Syntex’s Palo Alto Operations in 1993.

“Duane is a significant addition to Response Biomedical’s leadership team, and we will benefit immensely from the more than 30 years of pharmaceutical, biomedical and biotechnology experience he brings,” said Bill Radvak, President and CEO. “Duane joins us at an important point in our evolution as we scale up manufacturing to meet the forecasted needs of our partners, launch our new RAMP Reader, continue the successful roll out of the NT-proBNP test for congestive heart failure and finalize our partnering strategy for the cardiovascular platform.”

“As co-founders of Response Biomedical, Brian Richards and I have both decided that this is an excellent time to transition out and hand Response over to a new management team. The foundation has been set and the Company is ready to move to a new level. Brian’s contribution to the development of this Company is immeasurable, and I’d like to pay tribute to his hard work and dedication over many years,” Mr. Radvak added.

Duane Morris commented, “I am delighted to be joining Response Biomedical at such an important stage of its development. The Company has a well defined strategy for developing key partnerships for its diagnostic platforms and is moving aggressively to exploit both its cardiovascular and infectious disease line and I look forward to making the most of the opportunities ahead.”

As part of Mr. Morris’ compensation package, he has been granted options to acquire 1,000,000 common shares of the Company, subject to vesting requirements. The Board also granted Robert Pilz, Vice President Finance and Chief Financial Officer options to acquire 100,000 common shares of the Company, which have a five-year term and vest shortly before their expiry date. The options are exercisable at the closing price on Friday, February 02, 2007, $0.67 per common share.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer 100 – 8900 Glenlyon Parkway Burnaby, BC V5J 5J8

Telephone: (604) 456-6010 Facsimile: (604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 5th. day of February 2007.